As filed with the Securities and Exchange Commission on May 18, 1995.

                                                     REGISTRATION NO.   33-58163
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                           NORTH STAR UNIVERSAL, INC.
             (Exact name of registrant as specified in its charter)
                     MINNESOTA                           41-0498850
          (State or other jurisdiction of             (I.R.S. Employer
          incorporation or organization)           Identification Number)

                         610 PARK NATIONAL BANK BUILDING
                             5353 WAYZATA BOULEVARD
                          MINNEAPOLIS, MINNESOTA 55416
                                 (612) 546-7500
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 PETER E. FLYNN
                            EXECUTIVE VICE PRESIDENT,
                      CHIEF FINANCIAL OFFICER AND SECRETARY
                           NORTH STAR UNIVERSAL, INC.
                         610 PARK NATIONAL BANK BUILDING
                             5353 WAYZATA BOULEVARD
                          MINNEAPOLIS, MINNESOTA 55416
                                 (612) 546-7500
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:
                             J. ANDREW HERRING, ESQ.
                            DORSEY & WHITNEY P.L.L.P.
                             220 SOUTH SIXTH STREET
                          MINNEAPOLIS, MINNESOTA  55402
                                 (612) 340-5683

   Approximate date of commencement of sales of the securities to the public:
   As soon as practicable after this Registration Statement becomes effective.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the
                Securities Act of 1933, check the following box.     / /
    If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to
              Item 11(a)(1) of this form, check the following box.   /X/

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                           North Star Universal, Inc.

                              CROSS REFERENCE SHEET
                    Pursuant to Item 501(b) of Regulation S-K

Item Number and Caption                        Heading in Prospectus
- --------------------------------------------------------------------

1.  Forepart of the Registration               Forepart of the Registration
    Statement and Outside Front                Statement and Outside Front
    Cover Page of Prospectus.                  Cover Page of Prospectus.

2.  Inside Front and Outside Back              Inside Front and Outside Back
    Cover Pages of Prospectus.                 Cover Pages of Prospectus.

3.  Summary Information, Risk                  Prospectus Summary, Special
    Factors and Ratio of Earnings              Factors.
    to Fixed Charges.

4.  Use of Proceeds.                           Special Factors and Use of
                                               Proceeds.

5.  Determination of Offering Price.           *

6.  Dilution.                                  *

7.  Selling Security Holders.                  *

8.  Plan of Distribution.                      Plan of Distribution.

9.  Description of Securities to               Description of Time Certificates.
    be Registered.

10. Interests of Named Experts and             *
    Counsel.

11. Information with Respect to the            Outside Front Cover Page,
    Registrant.                                Prospectus Summary and Special
                                               Factors.

12. Incorporation of Certain                   Incorporation of Certain
    Information by Reference.                  Information by Reference.

13. Disclosure of Commission                   *
    Position on Indemnification
    for Securities Act Liabilities.
_________________________

*Not applicable.

                                   $40,000,000
                           NORTH STAR UNIVERSAL, INC.

SUBORDINATED EXTENDIBLE TIME CERTIFICATES    SUBORDINATED FIXED-TERM TIME CERTIFICATES
            4.50% Six Month                                8.75% Two Year

            5.00% Twelve Month                            10.00% Five Year

                                                          11.00% Ten Year

                            Minimum Investment of $1,000
                            ____________________________


     The Time Certificates offered hereby are unsecured obligations of North Star Universal, Inc. (the "Company") and subordinated to all Senior Indebtedness (as defined in the Indenture) of the Company. The Indenture pursuant to which the Time Certificates will be issued does not limit the amount of Senior Indebtedness of the Company, which may vary from time to time. As of March 31, 1995, the total amount of Senior Indebtedness of the Company was $2.7 million.


     The interest rates of the Time Certificates are expected to change from time to time based on the Company's financial needs and current market conditions, but any such change will not affect the interest rate of any Time Certificates purchased prior to the effective date of such change. Any changes in interest rates of the Time Certificates will be made by post-effective amendment to this Prospectus setting forth such changes to the interest rates. See "Plan of Distribution."

     Interest rates on Extendible Time Certificates will be adjusted (upon notice to the holder) each six or twelve months from the date of issuance thereof, as applicable (each such date is herein called a "Roll-Over Date"). On any Roll-Over Date or within ten business days thereafter, Extendible Time Certificates are redeemable at the option of the Time Certificate holder. Both the Extendible and Fixed-Term Time Certificates may be redeemed at any time, in whole or in part, at the election of the Company. See "Description of Time Certificates."

     The Time Certificates are offered by officers and employees of the Company directly without an underwriter and on a continuous basis with an expected termination date of April 30, 1998; however the Company reserves the right to terminate this offering of Time Certificates at any time prior to such date.
No minimum amount of Time Certificates must be sold in order for the Company to accept and deposit the proceeds of this offering. There is no assurance that all or any portion of the offered Time Certificates will be sold and, even if all of the Time Certificates offered hereby are sold, it is not expected that there will be a trading market for the Time Certificates. The Company reserves the right to reject any subscription, in whole or in part.

     THE TIME CERTIFICATES OFFERED HEREBY ARE NOT DEPOSITS OR ACCOUNTS WITH A BANK, SAVINGS AND LOAN ASSOCIATION OR OTHER FINANCIAL INSTITUTION REGULATED BY FEDERAL OR STATE BANKING AUTHORITIES AND SUCH SECURITIES ARE NOT ENTITLED TO ANY OF THE REGULATORY PROTECTIONS APPLICABLE TO DEPOSITS OR ACCOUNTS WITH SUCH REGULATED FINANCIAL INSTITUTIONS, INCLUDING DEPOSIT INSURANCE OR GOVERNMENTAL GUARANTEES. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER "SPECIAL FACTORS."

     This Prospectus is accompanied by the Company's 1994 Annual Report to Shareholders, portions of which are incorporated herein by reference. See "Incorporation of Certain Information by Reference."


                         _______________________________


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


- ---------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------
                                              Underwriting
                           Price to           Discount and            Proceeds to
                           Public             Other Commissions       Company(1)
- ---------------------------------------------------------------------------------
Per Time Certificate       100%               None                    100%
Total                      $40,000,000        None                    $40,000,000
- ---------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------

(1)   Before deducting expenses estimated at $200,000.



                   The Date of this Prospectus is May 15, 1995

                              AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., and its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10007 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can also be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates. The common stock of the Company is listed on the Pacific Stock Exchange, and reports, proxy statements and other information filed by the Company with the Commission may be inspected at the offices of the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

     The Company furnishes to its shareholders annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three quarters of each year. Copies of such reports are available upon written request.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The Company hereby incorporates by reference in the Prospectus the following documents filed with the Commission (File No. 0-15638):

     (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1994.
     (2)  The following portions of the Company's 1994 Annual Report to
          Shareholders:
          (a) Description of the Company's business furnished in accordance with Rule 14a-3(b)(6) under the Exchange Act on the inside front cover; all of the information found on page 1 under the heading "Financial Highlights" and the text under the heading "To Our Shareholders" on pages 2 and 3 are specifically excluded from incorporation herein.
          (b) Audited consolidated financial statements of the Company and the report of independent certified public accountants furnished in accordance with Rule 14a-3(b)(1) under the Exchange Act on pages 10 through 20.
          (c) Selected financial data relating to the Company furnished as required by Item 301 of Regulation S-K on page 20.
          (d) Information relating to industry segments, classes of similar products or services, foreign and domestic operations, and export sales furnished as required by paragraphs (b), (c)(l)(i) and (d) of Item 101 of Regulation S-K on page 19.
          (e) Supplementary financial information furnished as required by Item 302 of Regulation S-K on page 21.
          (f) Management's discussion and analysis of results of operations and financial condition furnished as required by Item 303 of Regulation S-K on pages 4 through 9.
     (3) The Company's Annual Report on Form 10-K/A-1 for the year ended December 31, 1993, which contains the audited consolidated financial statements of CorVel Corporation at March 31, 1994 and the report of the independent certified public accountants related thereto.


     (4) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.


     Any statement contained in any document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the request of such person, a copy of any document incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Written or telephone requests should be directed to Investment Department, North Star Universal, Inc., 610 Park National Bank Building, 5353 Wayzata Boulevard, Minneapolis, Minnesota 55416, Telephone (612) 546-7500.

                               PROSPECTUS SUMMARY

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                   THE COMPANY


     North Star Universal, Inc. ("North Star" or the "Company"), is a holding company. North Star's direct and indirect wholly owned subsidiaries include Americable, Inc. ("Americable") and Transition Engineering, Inc. ("Transition Engineering"). Americable is a provider of connectivity and networking products and services. Transition Engineering is a manufacturer of connectivity devices and equipment used in local area network ("LAN") applications.



     Additionally, at March 31, 1995, the Company owned approximately 38% of the outstanding common stock of Michael Foods, Inc. ("Michael Foods"). Michael Foods is a food processing and distribution company, which the Company brought public in 1987. In June of 1991, the Company's health care services subsidiary, CorVel Corporation (formerly FORTIS Corporation) ("CorVel"), completed an initial public offering of its common stock. As of March 31, 1995, the Company's ownership in CorVel was approximately 37%. The Company directly employs six management and administrative employees.


     Americable provides products and services in the field of voice and data communication networking. Americable seeks to be a single-source provider for all of its customers' needs. As a value-added reseller and distributor, Americable supplies cables and connectors, network products, patch panels and fiber optics to various customers in the voice and data communications aftermarket, including resellers, other distributors installers and end-users. Americable also manufactures a wide variety of cable assemblies, sub-assemblies and specialty products for its customers. While some of the products are manufactured to standard specifications for sale by Americable as part of its product inventory, most are custom designed and manufactured to its customers' specifications. Additionally, Americable designs and supervises the implementation of the physical layer of LAN systems for its customers. In connection with such projects, the company offers products and services for all levels of computing, including mainframe, mini- and micro-workstations and personal computer based LAN systems.

     Transition Engineering designs, manufactures and markets hardware equipment that provides physical connectivity for LAN's and mini- and mainframe networks. Physical connectivity devices enable computing and other electronic devices to communicate over a network. These devices include transceivers, hubs, concentrators, adapters and related communications modules.




     Michael Foods is a diversified producer and distributor of food products operating in four basic areas--eggs and egg products, distribution of refrigerated grocery products, refrigerated and frozen potato products and dairy products. Michael Foods, through its eggs and egg products division, is one of the largest producers, processors and distributors of shell eggs, extended shelf-life liquid eggs and dried, hard-cooked and frozen egg products in the United States. The refrigerated distribution division also distributes a broad line of refrigerated grocery products directly to supermarkets, including cheese, shell eggs, bagels, butter, margarine, muffins, potato products, juices and ethnic foods. The potato products division processes and distributes refrigerated and frozen potato products for foodservice and retail markets throughout the United States. The dairy products division processes and distributes soft serve mix, ice cream mix, frozen yogurt mix and extended shelf-life, ultrapasteurized milk and specialty dairy products to fast food businesses and other foodservice outlets, independent retailers, ice cream manufacturers and others.

     CorVel is an independent nationwide provider of medical cost containment and managed care services designed to address escalating medical costs. CorVel's services include preferred provider organizations, automated medical fee auditing, medical case management, independent medical examinations, utilization review and vocational rehabilitation services. Such services are provided to insurance companies, third party administrators and employers to assist them in managing the medical costs and monitoring the quality of care associated with medical claims.


     On May 5, 1995, the Company sold C.E. Services, Inc. through the sale of its shares of Dalworth Holdings, Inc., a holding company for C.E. Services, Inc., Bridging Solutions Corporation, Commercial Computer Services, Inc. and C.E. Services (Europe) Limited (collectively "C.E. Services"). See "Recent Developments" and "Unaudited Pro Forma Condensed Consolidated Financial Information."


     The Company's principal executive offices are located at 610 Park National Bank Building, 5353 Wayzata Boulevard, Minneapolis, Minnesota 55416. Telephone:
(612) 546-7500.

                                  THE OFFERING

SECURITIES OFFERED . . . . . .   The Company is offering up to $40,000,000
                                 principal amount Subordinated Time Certificates
                                 (the "Time Certificates").  The Six and Twelve
                                 Month Subordinated Extendible Time Certificates
                                 (together, the "Extendible Time Certificates"), unless earlier redeemed by the holder thereof on or within ten business days after their respective Roll-Over Dates, mature four years from the date of issuance. The Two, Five and Ten Year Subordinated Fixed-Term Time
                                 Certificates (collectively, the "Fixed-Term
                                 Time Certificates") have maturities of two, five and ten years, respectively, and mature on the first day of the month immediately following the second, fifth and tenth anniversary of the date of issuance, respectively. See "Description of Time
                                 Certificates-General."

INTEREST RATE AND PAYMENT. . .   Interest on the Time Certificates will accrue
                                 from the date of issuance. Interest will be
                                 payable with respect to Extendible Time
                                 Certificates semi-annually and with respect to
                                 the Fixed-Term Time Certificates, quarterly or
                                 at maturity at the option of the Certificate
                                 holder.  If the interest is paid at maturity
                                 only, it will be compounded quarterly.
                                 Additionally, holders of Fixed-Term Time
                                 Certificates in denominations of $5,000 or
                                 more, may elect to receive interest payments
                                 monthly.   The interest rate applicable to each
                                 Six and Twelve Month Extendible Time
                                 Certificate will automatically adjust each six and twelve months, respectively, on each Roll-
                                 Over Date, unless redeemed by the Time
                                 Certificate holder. Not less than ten business days prior to the Roll-Over Date, the Company will mail to holders of Extendible Time
                                 Certificates a notice of the upcoming Roll-Over
                                 Date and the new interest rate that will be payable with respect to the Extendible Time
                                 Certificates until the next Roll-Over Date.
                                 See "Description of Time Certificates-
                                 Extendible Time Certificates." Once issued, the interest rate applicable to a Fixed-Term
                                 Time Certificate will not adjust prior to maturity. See "Description of Time
                                 Certificates-Fixed-Term Time Certificates."

REDEMPTION . . . . . . . . . .   The Extendible Time Certificates are redeemable
                                 in whole or in part at the option of the holder on or within ten business days after any Roll-
                                 Over Date.  See "Description of Time
                                 Certificates-Extendible Time Certificates-
                                 Interest Rate Adjustment and Roll-Over." Both the Extendible Time Certificates and the Fixed-
                                 Term Certificates are redeemable at the
                                 Company's option, in whole or in part, at any time. See "Description of Time Certificates-
                                 Provisions Relating to All Time Certificates-
                                 Redemption at the Option of the Company."

REPAYMENT UPON DEATH
OR DISABILITY. . . . . . . . .   Under certain circumstances, the Company will
                                 repay up to $25,000 in aggregate principal amount of Time Certificates at par upon the death or disability of a Time Certificate holder. See "Description of Time Certificates-
                                 Provisions Relating to All Time Certificates-
                                 Redemption by the Holder Upon Death or
                                 Disability."

SUBORDINATION. . . . . . . . .   The Time Certificates are unsecured obligations
                                 of the Company and subordinated to all present and future Senior Indebtedness of the Company, as defined in the Indenture. There are no restrictions in the Indenture on incurring additional Senior Indebtedness or other indebtedness. See "Description of the Time
                                 Certificates-Provisions Relating to All Time
                                 Certificates-Subordination."

                                 SPECIAL FACTORS

     Prospective investors should consider, together with the other matters set forth in this Prospectus, the following factors in evaluating an investment in the Time Certificates:

     ABSENCE OF INSURANCE AND GUARANTEES. The Time Certificates are not insured or guaranteed by any governmental agency or any public or private entity as are certificates of deposit or other accounts offered by banks, savings and loan associations or credit unions. In these respects, the Time Certificates are similar to the subordinated debt securities of other commercial entities, but are unlike certificates of deposits or other similar accounts offered by banks and savings institutions.


     HIGH LEVERAGE AND CASH FLOW DEFICITS. Historically, the Company has had a high debt to equity ratio and, since the formation of Michael Foods in May 1987, the Company (exclusive of Michael Foods) has experienced operating cash flow deficits. The Company and its consolidated subsidiaries had long term debt (including current maturities) and short-term notes payable of approximately $44.2 million as of March 31, 1995, and the Company's debt-to-equity ratio at March 31, 1995, was 1.29 to 1. Also, the Company had cash flow deficits from operations of approximately $328,000 in the three month period ended March 31, 1995, $4.6 million in 1994, $3.1 million in 1993 and $3.9 million in 1992.
Operating cash flow deficits are expected to continue. The Company intends to fund such operating cash flow deficits through its available cash and cash equivalents, proceeds from the sale of Time Certificates pursuant to this offering, amounts available under the credit facilities of the Company and its consolidated subsidiaries, and dividends from Michael Foods. Because the Company remains leveraged, however, a significant decline in the earnings of the Company's operating subsidiaries, a prolonged interruption or significant reduction in sales of Time Certificates pursuant to this offering, or a significant reduction in the cash dividends the Company receives from Michael Foods, could have a material adverse effect on the Company's ability to make scheduled payments of interest and principal on its indebtedness, including the Time Certificates offered hereby. See "Management's Discussion and Analysis of Results of Operations and Financial Condition with respect to the Three Month Period Ended March 31, 1995," and "Management's Discussion and Analysis of Results of Operations and Financial Condition-Capital Resources and Liquidity" contained in the copy of the Company's 1994 Annual Report to Shareholders, which accompanies this Prospectus.



     RATIO OF EARNINGS TO FIXED CHARGES. The Company's ratio of earnings to fixed charges for each of the five fiscal years ended December 31, 1990, 1991, 1992, 1993 and 1994 was 2.46, 1.53, .02, .28 and (.51), respectively. The
Company's ratio of earnings to fixed charges for the fiscal quarter ended
March 31, 1995 was (.44). During the first quarter of 1995 and each of the last three fiscal years, the Company's earnings were inadequate to cover its fixed charges. The coverage deficiency was approximately
$7,642,000, $3,615,000 and $4,822,000 for the fiscal years ended December 31,
1994, 1993 and 1992, respectively. The coverage deficiency for the three month period ended March 31, 1995 was approximately $1,800,000. Based on the Company's recent cash flow deficits and its historically high debt to equity ratio, the Company does not expect its fixed charges to decrease significantly or its earnings from its principal operating subsidiaries, Americable and Transition Engineering, to improve significantly. Accordingly, the Company's earnings may continue to be inadequate to cover its fixed charges. See "Management's Discussion and Analysis of Results of Operations and Financial Condition with respect to the Three Month Period Ended March 31, 1995," and "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Capital Resources and Liquidity" contained in the copy of the Company's 1994 Annual Report to Shareholders which accompanies this Prospectus.



     RELIANCE UPON SALES OF NEW TIME CERTIFICATES. The Company relies upon the sale of new Time Certificates to retire maturing debentures (under the Company's earlier debenture programs) and Time Certificates and, to a much lesser extent, to finance operations. Aggregate sales of new Time Certificates include the reinvestment of proceeds from maturing Time Certificates or debentures into new Time Certificates and the sale of Time Certificates unrelated to maturing Time Certificates or debentures. During 1994, 1993 and 1992, approximately 63%, 54% and 52%, respectively, of the proceeds from maturing Time Certificates or debentures was reinvested in new Time Certificates. During 1994, 1993 and 1992, total new sales of Time Certificates (including the reinvestment of compounded interest) exceeded redeemed Time Certificates and debentures, resulting in net cash proceeds of approximately $1.8 million, $680,000 and $1.3 million, respectively, to the Company. In 1991 and 1990, however, maturing Time Certificates and debentures exceeded total new sales of Time Certificates (including the reinvestment of compounded interest), resulting in net cash deficits of approximately $313,000 and $2.6 million, respectively. While the Company intends to offer Time Certificates at competitive rates relative to other comparable investment products, no assurance can be made that future sales of Time Certificates (including reinvested proceeds) will equal or exceed maturing Time Certificates and debentures. Approximately $12.1 million and $11.2 million principal amount of Time Certificates and debentures mature in 1995 and 1996, respectively. See "Management's Discussion and Analysis of Results of Operations and Financial Condition with respect to the Three Month Period Ended March 31, 1995," and "Management's Discussion and Analysis of Results of Operations and Financial Condition-Capital Resources and Liquidity" contained in the copy of the Company's 1994 Annual Report to Shareholders, which accompanies this Prospectus.



     MICHAEL FOODS AND CORVEL. Because Michael Foods and CorVel are not wholly owned subsidiaries, the Company does not have the ability to utilize cash flow from Michael Foods or CorVel in connection with its wholly owned operating subsidiaries or to repay its indebtedness. The only cash the Company can obtain from Michael Foods and CorVel are cash dividend payments made to all Michael Foods or CorVel shareholders. During 1994, the Company received cash dividends equal to $1,471,000, with respect to its shares of Michael Foods common stock, and during the first quarter of 1995, the Company received a cash dividend of $368,000 with respect to its shares of Michael Foods common stock. Since its initial public offering, CorVel has not paid any dividends and it has indicated that it does not anticipate doing so during the foreseeable future. There can be no assurance that Michael Foods will continue to declare quarterly cash dividends. Any reduction in the amount of such quarterly cash dividends could have an adverse effect on the ability of the Company to make scheduled payments of principal and interest on its indebtedness, including the Time Certificates offered hereby. See "Management's Discussion and Analysis of Results of Operations and Financial Condition with respect to the Three Month Period Ended March 31, 1995," and "Management's Discussion and Analysis of Results of Operations and Financial Condition-Capital Resources and Liquidity" contained in the copy of the Company's 1994 Annual Report to Shareholders, which accompanies this Prospectus.



     CERTAIN OPERATING RISKS RELATED TO THE COMPANY'S OPERATING SUBSIDIARIES. There are certain operating risks relating to each of the Company's principal operating subsidiaries, Americable and Transition Engineering. Both Americable and Transition Engineering operate in highly competitive industries. Many of the competitors of Americable and Transition Engineering are more established, have greater financial resources, broader name recognition and, in many cases, lower manufacturing costs. Americable's manufactured products are not protected from competition by virtue of any proprietary rights such as trade secrets or patents. The ability of each of Americable and Transition Engineering to compete successfully in its industry is highly dependent on its ability to respond to market changes on a timely basis and to maintain current relationships with key customers and distributors. Additionally, Transition Engineering's business may be materially adversely affected if (i) it is unable, for technological or other reasons, to develop products on a cost-effective basis and in a timely manner in response to changes in the industry, (ii) it fails to timely manufacture and maintain required quantities of its products in response to customer needs, or (iii) the products or product enhancements that it develops do not achieve market acceptance. Transition Engineering has, in the past, experienced delays in introducing certain of its new products and enhancements. See "Management's Discussion and Analysis of Results of
Operations and Financial Condition with respect to the Three Month Period
Ended March 31, 1995," and "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Capital Resources and Liquidity" contained in the copy of the Company's 1994 Annual Report to Shareholders which accompanies this Prospectus.

     The earnings and cash flows of these subsidiaries have varied substantially from year to year, and after taking into account corporate expenses related to the operating subsidiaries, these subsidiaries have experienced operating losses from time to time. In the event these operating subsidiaries experience cash flow deficits that require the Company to provide working capital to fund operations or make other cash investments, the Company's ability to make scheduled payments of interest and principal on its indebtedness, including the Time Certificates offered hereby, could be materially adversely affected. See "Management's Discussion and Analysis of Results of Operations and Financial Condition with respect to the Three Month Period Ended March 31, 1995," and "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Capital Resources and Liquidity" contained in the copy of the Company's 1994 Annual Report to Shareholders which accompanies this Prospectus.



     SUBORDINATION OF TIME CERTIFICATES. The Time Certificates are subordinate and junior to any and all Senior Indebtedness of the Company, as defined in the Indenture. Also, with respect to certain of the Company's Senior Indebtedness, the Company has pledged its shares of Michael Foods stock to secure such indebtedness. There are no restrictions in the Indenture regarding the amount of Senior Indebtedness of the Company, which may fluctuate. In the event of a default on the Senior Indebtedness or the liquidation of the Company, all Senior Indebtedness must be paid prior to any payment of principal or interest on the Time Certificates. The Time Certificates are in parity with all of the subordinated debentures and Time Certificates that have previously been offered by the Company. As of March 31, 1995, the outstanding Senior Indebtedness of the Company was $2.7 million, and there was $41.5 million principal amount of subordinated indebtedness of the Company outstanding (subordinated debentures and Time Certificates), which rank in parity with the Time Certificates. See "Description of the Time Certificates--Provisions Relating to All Time Certificates-Subordination."



     NO SECURITY FOR PAYMENT. The Time Certificates offered hereby are unsecured and do not have the benefit of a sinking fund or other similar provision providing for retirement of the Time Certificates at their maturity. The Company's ability to repay the Time Certificates could be adversely affected if the Company were unable to raise additional funds through the issuance of new debt or equity securities or the sale of Company assets. See "Management's Discussion and Analysis of Results of Operations and Financial Condition with respect to the Three Month Period Ended March 31, 1995," and "Management's Discussion and Analysis of Results of Operations and Financial Condition-Capital Resources and Liquidity" contained in the copy of the Company's 1994 Annual Report to Shareholders, which accompanies this Prospectus.


     REDEMPTION. The Company, at its option, may at any time redeem any or all of the outstanding Extendible or Fixed-Term Time Certificates of any type selected by interest rate or maturity. If the Company redeems less than all of the outstanding Time Certificates selected for redemption, the Company will redeem the Time Certificates ratably or by lot. The Time Certificates will be redeemed at 100% of the principal amount plus accrued but unpaid interest. See "Description of Time Certificates-Provisions Relating to all Time Certificates-Redemption at the Option of the Company."

     NO PUBLIC TRADING MARKET FOR THE TIME CERTIFICATES. It is unlikely that any trading market for the Time Certificates offered hereby will develop, or, if developed, will be sustained, or that the Time Certificates offered hereunder may be resold at any price. In addition, the Time Certificates offered hereunder may be issued in uneven amounts which could further restrict the ability to trade the Time Certificates.

     NO FIRM UNDERWRITING COMMITMENT. The Time Certificates are being offered by officers and employees of the Company without a firm underwriting commitment. No assurance can be given as to the principal amount of Time Certificates that will be sold or whether the proceeds received by the Company from the sale of Time Certificates will be sufficient for the uses required by the Company. See "Use of Proceeds."

                               RECENT DEVELOPMENTS

          On May 5, 1995, the Company sold C.E. Services for approximately
$2.5 million cash through the sale of its shares of Dalworth Holdings, Inc., a holding company for C.E. Services, Inc., Bridging Solutions Corporation, Commercial Computer Services, Inc. and C.E. Services (Europe) Limited.
C.E. Services is a third-party provider of systems, parts and services for mainframe computers and peripherals. The loss on disposition is estimated to be $3.8 million, net of an income tax benefit of approximately $1.5 million. See "Unaudited Pro Forma Condensed Consolidated Financial Information" and the Unaudited Consolidated Financial Statements for the Three Month Periods Ended March 31, 1995 and 1994 and the Notes thereto included elsewhere in this Prospectus.



                         UNAUDITED SELECTED CONSOLIDATED
                       FINANCIAL DATA FOR THE THREE MONTH
                      PERIODS ENDED MARCH 31, 1995 AND 1994


          The following table sets forth unaudited selected consolidated financial data for the Company which have been extracted from, and should be read in conjunction with, the Unaudited Consolidated Financial Statements for the Three Month Periods Ended March 31, 1995 and 1994, and the Notes thereto included elsewhere in this Prospectus. Results for the three month period ended March 31, 1995 are not necessarily indicative of results for the full year. The unaudited selected consolidated financial data for the three month periods ended March 31, 1995 and 1994 include normal incurring adjustments that are in the opinion of management of the Company necessary for a fair presentation of such financial data.



(In thousands, except per share amounts and ratios)

                                                        1995           1994
STATEMENT OF OPERATIONS DATA
Revenues                                               $17,656        $23,989
Operating income (loss)                                   (740)          (235)
Interest expense, net                                   (1,060)        (1,036)
Loss before income taxes and equity in earnings
  of unconsolidated subsidiaries                        (1,800)        (1,271)
Net income (loss)                                          (63)           146
                                                     ----------     ----------
                                                     ----------     ----------

Income (loss) per share                                 ($0.01)         $0.01
                                                     ----------     ----------
                                                     ----------     ----------

Ratio of earnings to fixed charges                       (0.44) X       (0.03) X

BALANCE SHEET DATA
Total assets                                          $110,075
Long-term debt, including current maturities            44,067
Shareholders' equity                                    34,230
                                                     ----------
                                                     ----------


          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
           AND RESULTS OF OPERATIONS WITH RESPECT TO THE THREE MONTH
                           PERIOD ENDED MARCH 31, 1995


GENERAL

     As described above, the Company is a holding company. The Company's three key holdings consist of Michael Foods, CorVel and its computer businesses. At March 31, 1995, the Company owned a 38% interest in Michael Foods and a 37% ownership interest in CorVel. The common stock of each of Michael Foods and CorVel is included on the NASDAQ National Market System under the symbols MIKL and CRVL. The Company's investments in Michael Foods and CorVel are accounted for as unconsolidated subsidiaries using the equity method of accounting.



     Following the sale of C.E. Services on May 5, 1995, the Company's continuing operations consist of Americable and Transition Engineering. The following are unaudited summarized operating results for each of the Company's continuing operations (which, during the period, consisted of Americable, Transition Engineering and C.E. Services) for the three months ended March 31 (in thousands).




Three months ended March 31,                     1995          1994
- --------------------------------------------------------------------
Revenues
  Americable                                  $ 9,278       $ 7,751
  Transition Engineering                        3,642         2,460
  C.E. Services                                 5,100        14,043
  Eliminations                                   (364)         (265)
                                              ----------------------
                                              $17,656        $23,989
                                              ----------------------
                                              ----------------------
Gross Profit
  Americable                                  $ 2,437       $ 2,039
  Transition Engineering                        1,338         1,012
  C.E. Services                                 1,000         2,424
                                              ----------------------
                                              $ 4,775       $ 5,475
                                              ----------------------
                                              ----------------------

Operating Income (Loss)
  Americable                                  $   265        $ (148)
  Transition Engineering                          301           130
  C.E. Services                                (1,010)           66
  Corporate expenses                             (296)         (283)
                                              ----------------------
                                              $  (740)       $ (235)
                                              ----------------------
                                              ----------------------

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1995 vs. THREE MONTHS ENDED MARCH 31, 1994



     Consolidated revenues decreased $6.3 million or 26% to $17.6 million from $24 million in 1994. The $8.9 million or 64% decrease at C.E. Services includes approximately $9 million of decreased revenues from the resale of used mainframe systems and features and approximately $200,000 of lower technical service and warehousing revenues. Offsetting these decreases was approximately $276,000 of revenue from a computer service bureau business which commenced operations in the fourth quarter of 1994. The decline in revenues at C.E. Services is attributable to the continued reduction in the domestic and international demand
for used mainframe systems and features.   As discussed previously,  the Company
sold C.E. Services on May 5, 1995.



     Revenues at Americable increased approximately $1.5 million or 20% to $9.3 million. This includes increased revenues of approximately $1.2 million and $300,000 resulting from higher demand from networking products and services and bulk cable and other connectivity products, respectively. Revenues at Transition Engineering increased approximately $1.2 million, or 48%, to $3.6 million, which includes increased sales of approximately $700,000, or 44%, to domestic customers and approximately $500,000, or 54% to international customers. Overall, these increases are primarily a result of new product introductions and higher product demand from both new and existing customers. Sales from new product introductions and enhancements accounted for approximately $870,000, or 24% of net sales for the period. Transition Engineering's ability to maintain its present level of sales and its continued sales growth is highly dependent upon its ability to offer new products that meet customer's demands in a rapidly changing market, particularly in light of the relatively short life cycle of its products.



     Consolidated gross profit, as a percent of revenues, increased to 27% in 1995 as compared to 22.8% in 1994. The increased margins at C.E. Services reflect a higher percentage of technical service and warehousing revenues as a result of the dramatic reduction in revenues from resale activities. This was offset by decreased margins at Transition Engineering as a result of lower pricing on certain product lines due to increased competition. Margins at Americable were relatively unchanged between years.



     The Company's selling, general and administrative expenses decreased $195,000, or 3.4%, to $5.5 million from $5.7 million in 1994. C.E. Services had lower selling, general and administrative expenses of approximately $350,000 due primarily to staff and other expense reductions implemented in the third quarter of 1994. Operating expenses at Americable were relatively unchanged for the period. Americable expects, however, that its sales and marketing expenses, as a percentage of revenues, may increase during the year through the addition of sales personnel in new geographic locations. These anticipated increases in operating expenses may result in lower operating profits at Americable, if the company is unable to maintain current gross profit margins and continued sales growth.



     Transition Engineering had increased operating expenses of approximately $155,000, which includes approximately $45,000 of higher research and product development costs, $55,000 of increased sales and marketing expenses associated with advertising and participation in trade shows and approximately $55,000 of higher general and administrative expenses from the addition of administrative and support personnel needed to support its overall growth. Transition Engineering believes that its research and development expenses will continue to increase in order to achieve market acceptance of new products. There can be no assurance, however, that its research and development efforts will result in commercially successful new products in the future. In addition Transition Engineering believes that sales and marketing expenses may continue to increase in terms of absolute dollars in an effort to differentiate its products and enhance its competitive position. These anticipated increases in operating expenses may result in lower operating profit at Transition Engineering, if the company is unable to maintain its current gross profit margins and continued sales growth.



     The income tax benefits of $530,000 in 1995 and $390,000 in 1994 relate to the elimination of deferred tax liabilities that will reverse as net operating losses available for carryforward are utilized in future periods. To the extent loss carryforwards are realized in the future, deferred taxes will be reinstated.

     Equity in earnings of unconsolidated subsidiaries increased $180,000 to $1,207,000 from $1,027,000 in the previous year. This includes an increase of $109,000 and $71,000 in the equity in earnings of Michael Foods and CorVel, respectively, which is a result of higher earnings at each of these companies. Further information with respect to the results of operations of Michael
Foods and CorVel is contained in the Management's Discussion and Analysis of Financial Condition and Results of Operation sections of their respective quarterly report on Form 10-Q and annual report on Form 10-K for the period ended March 31, 1995.


      The Company will report discontinued operations, the loss on disposition of approximately $3.8 million, net of an estimated income tax benefit of approximately $1.5 million, for the quarter ended June 30, 1995. See "Unaudited Pro Forma Condensed Consolidated Financial Information."



CAPITAL RESOURCES AND LIQUIDITY


     Historically, the Company has experienced cash flow deficits from operations. Cash used in operations was $328,000 for the three months ended March 31, 1995, as compared to $610,000 in 1994. The Company expects operating cash flow deficits to continue. The Company does not have the use of cash flow generated by Michael Foods other than proceeds from quarterly dividends. In each of the three month periods ended March 31, 1995 and 1994, the Company received dividends of $368,000. There can be no assurance that Michael Foods will continue to declare such dividends.



     Likewise, since CorVel's initial public offering in July 1991, the Company has not had the use of cash generated by CorVel and its subsidiaries. Since its initial public offering, CorVel has not declared any dividends, and has indicated that it does not anticipate doing so for the foreseeable future.



     The Company maintains a program whereby it sells subordinated debentures of various maturities to primarily individual investors (the Time Certificates being offered pursuant to this Prospectus). The debentures are offered on a continuous basis at interest rates that change from time to time depending on market conditions. Historically, a substantial portion of maturing debentures have been reinvested in new debentures. At March 31, 1995, the Company had approximately $41.5 million principal amount of Time Certificates and subordinated debentures outstanding.



     For the three months ended March 31, 1995, approximately $2.3 million or 55% of debenture maturities were reinvested in new debentures. Included within long-term debt repayments for the three months ended March 31, 1995, is approximately $1.8 million of redemptions of subordinated debentures. Proceeds from long-term debt include approximately $1.5 million of new debentures sold along with $467,000 of compounded interest on debentures. The net activity under the debenture program for the period resulted in net cash proceeds to the Company of approximately $100,000.



     Americable and Transition Engineering maintain a revolving line of credit and term loan facility which provides borrowings up to $5.5 million due in May 1996. Borrowings under the revolving credit facility are based on eligible accounts receivable and inventory with interest at prime plus 1.5% (10.5% at March 31, 1995). At March 31, 1995, there were outstanding borrowings of $1.1 million under the revolving line of credit and $1.4 million under the term loan.


     At March 31, 1995, the Company had no borrowings outstanding under its $6.5 million revolving credit facility and approximately $2.8 million of cash and cash equivalents, excluding cash of its operating subsidiaries. The Company believes that its available cash and cash equivalents along with its debenture program and amounts available under its revolving credit facility and the credit facilities of its operating companies, will be adequate to meet expected cash requirements for the remainder of the year.

                          UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited pro forma condensed consolidated statements of operations present the estimated effect of the sale of C.E. Services as if the transaction had been consummated on January 1, 1992. The unaudited pro forma condensed consolidated balance sheet at March 31, 1995, reflects this transaction on a pro forma basis as if it had been consummated on March 31, 1995.

     The unaudited pro forma condensed consolidated financial information reflects the terms of the definitive sale agreement of C.E. Services. The unaudited pro forma condensed consolidated financial information is based on assumptions deemed appropriate by the Company based on its best current judgment, which assumptions are set forth in the accompanying notes to unaudited pro forma condensed consolidated financial information included elsewhere in this Prospectus. The unaudited pro forma condensed consolidated financial information is not necessarily indicative of the results that actually would have occurred had this transaction been consummated on the date indicated or of results of operations which may be obtained in the future. The sale of C.E. Services was completed on May 5, 1995.

     The unaudited pro forma condensed consolidated financial information should be read in conjunction with North Star Universal, Inc. and Subsidiaries historical consolidated financial statements and notes thereto included in the Company's Annual Report to Shareholders for the year ended December 31, 1994, which accompanies this Prospectus and Unaudited Condensed Consolidated Financial Statements with respect to the Three Month Periods ended March 31, 1995 and 1994 and the Notes thereto included elsewhere in this Prospectus.

                 NORTH STAR UNIVERSAL, INC. AND SUBSIDIARIES
           Unaudited Pro Forma Condensed Consolidated Balance Sheet
                            As of March 31, 1995
                               (In thousands)



                                                                           Eliminate            Pro Forma
                                                      Historical         C.E. Services         Adjustments         Pro Forma
                                                      ----------         -------------         -----------         ---------
ASSETS                                                                         (a)
Current Assets
  Cash and cash equivalents                                $3,462               $(513)             $2,500  (b)        $5,449
  Accounts receivable, net                                  8,435              (1,152)                                 7,283
  Inventories                                               7,478              (1,413)                                 6,065
  Prepaid expenses and other                                1,560                (414)                                 1,146
                                                      -----------          ----------          ----------          ---------
  Total current assets                                     20,935              (3,492)              2,500             19,943

Property and equipment, net                                 3,534              (2,054)                                 1,480
Investment in unconsolidated subsidiaries                  77,388                   0                                 77,388
Goodwill, net                                               6,772              (1,683)                                 5,089
Other assets                                                1,446                (217)                                 1,229
                                                      -----------          ----------          ----------          ---------
                                                         $110,075             $(7,446)             $2,500           $105,129
                                                      -----------          ----------          ----------          ---------
                                                      -----------          ----------          ----------          ---------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Notes payable and current maturities of
     long-term debt                                       $13,463               $(155)                               $13,308
  Accounts payable and accrued expenses                    10,116              (1,968)                950  (c)         9,098
                                                      -----------          ----------          ----------          ---------
  Total current liabilities                                23,579              (2,123)                950             22,406

Long-term debt, net of current maturities                  30,754                 (25)                                30,729
Deferred income taxes                                      21,512                   0              (1,490) (d)        20,022

Shareholders' Equity
  Common stock                                              2,360                   0                                  2,360
  Additional paid-in-capital                               31,062                   0                                 31,062
  Retained earnings (deficit)                                 886                   0              (2,336) (d)        (1,450)
  Foreign currency translation adjustment                     (78)                 78                                      0
                                                      -----------          ----------          ----------          ---------

  Total shareholders' equity                               34,230                  78              (2,336)            31,972
                                                      -----------          ----------          ----------          ---------
                                                         $110,075             $(2,070)            $(2,876)          $105,129
                                                      -----------          ----------          ----------          ---------
                                                      -----------          ----------          ----------          ---------


See accompanying notes to unaudited pro forma condensed consolidated financial information.

                   NORTH STAR UNIVERSAL INC. AND SUBSIDIARIES
        Unaudited Pro Forma Condensed Consolidated Statement of Operations
                   For the Three Months Ended March 31, 1995
                    (In thousands, except per share amounts)



                                                         Eliminate
                                           Historical  C.E. Services  Pro Forma
                                           ----------  -------------  ---------
                                                            (a)
Revenues                                      $17,656     $(5,099)    $12,557
Operating and product costs                    12,881      (4,100)      8,781
                                            ---------    --------    --------
    Gross profit                                4,775        (999)      3,776

Selling, general, and administrative
  expenses                                      5,515      (2,010)      3,505
                                            ---------    --------    --------
    Operating income (loss)                      (740)      1,011         271

Interest expense, net                          (1,060)          1      (1,059)
                                            ---------    --------    --------

Loss before income taxes and equity in
    earnings of unconsolidated
    subsidiaries                               (1,800)      1,012        (788)

Income tax benefit                               (530)        320        (210)
                                            ---------    --------    --------

Loss before equity in earnings of
    unconsolidated subsidiaries                (1,270)        692        (578)

Equity in earnings of unconsolidated
    subsidiaries                                1,207                   1,207
                                            ---------    --------    --------

    Net income (loss)                            $(63)       $692        $629
                                            ---------    --------    --------
                                            ---------    --------    --------

Income (loss) per share                        $(0.01)                  $0.06
                                            ---------                --------
                                            ---------                --------

Weighted average shares outstanding         9,438,000               9,836,100
                                            ---------                --------
                                            ---------                --------


See accompanying notes to unaudited pro forma condensed consolidated financial information

                   NORTH STAR UNIVERSAL INC. AND SUBSIDIARIES
       Unaudited Pro Forma Condensed Consolidated Statement of Operations
                      For the Year Ended December 31, 1994
                    (In thousands, except per share amounts)



                                                         Eliminate
                                           Historical  C.E. Services  Pro Forma
                                           ----------  -------------  ---------
                                                            (a)
Revenues                                      $92,307    $(45,114)    $47,193
Operating and product costs                    73,281     (38,953)     34,328
                                            ---------   ---------   ---------

    Gross profit                               19,026      (6,161)     12,865

Selling, general, and administrative
    expenses                                   22,436      (8,787)     13,649
                                            ---------   ---------   ---------
    Operating loss                             (3,410)      2,626        (784)

Interest expense, net                          (4,232)         38      (4,194)
                                            ---------   ---------   ---------

Loss before income taxes and equity in
    earnings of unconsolidated
    subsidiaries                               (7,642)      2,664      (4,978)

Income tax benefit                              2,230        (580)      1,650
                                            ---------   ---------   ---------

Loss before equity in earnings of
    unconsolidated subsidiaries                (5,412)      2,084      (3,328)

Equity in earnings of unconsolidated
    subsidiaries                                4,738                   4,738
                                            ---------   ---------   ---------

    Net income (loss)                           $(674)     $2,084      $1,410
                                            ---------   ---------   ---------
                                            ---------   ---------   ---------

Income (loss) per share                        $(0.07)                  $0.14
                                            ---------               ---------
                                            ---------               ---------

Weighted average shares outstanding         9,438,000               9,833,900
                                            ---------               ---------
                                            ---------               ---------


See accompanying notes to unaudited pro forma condensed consolidated financial information

                    NORTH STAR UNIVERSAL INC. AND SUBSIDIARIES
        Unaudited Pro Forma Condensed Consolidated Statement of Operations
                      For the Year Ended December 31, 1993
                    (In thousands, except per share amounts)


                                                                                   Eliminate
                                                                      Historical  C.E. Services      Pro Forma
                                                                      ----------  -------------      ---------
                                                                                        (a)
Revenues                                                                $107,485       $(60,729)       $46,756
Operating and product costs                                               81,059        (49,058)        32,001
                                                                        --------        -------       --------

   Gross profit                                                           26,426        (11,671)        14,755

Selling, general, and administrative expenses                             23,822         (8,875)        14,947
Restructuring charges                                                      1,953              0          1,953
                                                                        --------        -------       --------
   Operating income (loss)                                                   651         (2,796)        (2,145)

Interest expense, net                                                     (4,266)            45         (4,221)
                                                                        --------        -------       --------

Loss before income taxes and equity in earnings (loss)
   of unconsolidated subsidiaries                                         (3,615)        (2,751)        (6,366)

Income tax benefit                                                          (710)        (1,060)        (1,770)
                                                                        --------        -------       --------

Loss before equity in earnings (loss) of
   unconsolidated subsidiaries                                            (2,905)        (1,691)        (4,596)

Equity in earnings (loss) of unconsolidated
   subsidiaries                                                           (8,967)                       (8,967)
                                                                        --------        -------       --------

   Net income (loss)                                                    $(11,872)       $(1,691)      $(13,563)
                                                                        --------        -------       --------
                                                                        --------        -------       --------

Income (loss) per share                                                   $(1.26)                       $(1.44)
                                                                       ---------                     ---------
                                                                       ---------                     ---------

Weighted average shares outstanding                                    9,438,000                     9,438,000
                                                                       ---------                     ---------
                                                                       ---------                     ---------





See accompanying notes to unaudited pro forma condensed consolidated financial information

                    NORTH STAR UNIVERSAL INC. AND SUBSIDIARIES
          Unaudited Pro Forma Condensed Consolidated Statement of Operations
                        For the Year Ended December 31, 1992
                     (In thousands, except per share amounts)




                                                                                   Eliminate
                                                                      Historical  C.E. Services      Pro Forma
                                                                      ----------  -------------      ---------
                                                                                     (a)

Revenues                                                                 $86,363       $(44,338)       $42,025
Operating and product costs                                               64,798        (35,122)        29,676
                                                                       ---------      ---------      ---------

   Gross profit                                                           21,565         (9,216)        12,349

Selling, general, and administrative expenses                             22,150         (8,191)        13,959
                                                                       ---------      ---------      ---------

   Operating income (loss)                                                  (585)        (1,025)        (1,610)

Interest expense, net                                                     (4,237)            62         (4,175)
                                                                       ---------      ---------      ---------

Loss before income taxes and equity in earnings
   of unconsolidated subsidiaries                                         (4,822)          (963)        (5,785)

Income tax benefit                                                        (1,130)          (530)        (1,660)
                                                                       ---------      ---------      ---------

Loss before equity in earnings of
   unconsolidated subsidiaries                                            (3,692)          (433)        (4,125)

Equity in earnings of unconsolidated
   subsidiaries                                                            2,055                         2,055
                                                                       ---------      ---------      ---------

   Net income (loss)                                                     $(1,637)         $(433)       $(2,070)
                                                                       ---------      ---------      ---------
                                                                       ---------      ---------      ---------

Income (loss) per share                                                   $(0.17)                       $(0.22)
                                                                       ---------                     ---------
                                                                       ---------                     ---------
Weighted average shares outstanding                                    9,438,000                     9,438,000
                                                                       ---------                     ---------
                                                                       ---------                     ---------


See accompanying notes to unaudited pro forma condensed consolidated financial information


                   NORTH STAR UNIVERSAL, INC. AND SUBSIDIARIES

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL INFORMATION

(a) Eliminates the results of operations of C.E. Services for the years ended December 31, 1994, 1993 and 1992 and the three months ended March 31, 1995, and the assets and liabilities of C.E. Services as of March 31, 1995.

(b)  Reflects the proceeds on the sale of C.E. Services.


(c) Reflects estimated obligations of the Company under the terms of the sale agreement and other costs related to this sale transaction.

(d) Reflects the estimated loss on disposition of approximately $3.8 million, net of the income tax benefit of $1.5 million at an estimated effective tax rate of 39%.

                                 USE OF PROCEEDS


     The Company anticipates applying net proceeds from the sale of the Time Certificates first to retire outstanding subordinated debentures and Time Certificates and related accrued interest, as such subordinated debentures and Time Certificates mature. As of March 31, 1995, $41.5 million principal amount of subordinated debentures and Time Certificates were outstanding. During 1995 and 1996, approximately $12.1 million and $11.2 million principal amount of subordinated debentures and Time Certificates, respectively, will mature. The Company's maturing subordinated debentures and Time Certificates during 1995 and 1996 will have a weighted average to maturity interest rate of approximately 9.25% and 9.6% respectively. In the event that proceeds from the sale of the Time Certificates exceed the amount necessary to repay maturing subordinated debentures and Time Certificates and prior to the maturity of such subordinated debentures and Time Certificates, the Company will include such proceeds in the general funds of the Company, which the Company expects to use for corporate costs, working capital and other operating purposes.



                              PLAN OF DISTRIBUTION

     The Company is offering hereby an aggregate of up to $40,000,000 principal amount of Time Certificates, which will be offered by authorized officers and employees of the Company directly without an underwriter and on a continuous basis with an expected termination date of April 30, 1998; however, the Company reserves the right to terminate this offering of Time Certificates at any time prior to such date. In compliance with Rule 3a4-1 of the Exchange Act, the officers and employees of the Company limit their participation in the offering of the Time Certificates to preparation of written communication or delivery of such communication through the mail or other means that does not involve oral solicitation by the officer or employee, responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser, or performing ministerial and clerical work related to the offering. No underwriting discounts or commissions of any kind will be paid to such officers or employees in connection with this offering. Also, the Company does not use agents or finders to locate potential purchases of Time Certificates. No minimum amount of the Time Certificates must be sold in order for the Company to accept and deposit the proceeds of this offering.

     The Time Certificates only may be purchased by means of the offer to purchase Time Certificates contained in the form of Subscription Agreement provided by the Company (the "Subscription Agreement"). The Company will not accept an offer to purchase Time Certificates or negotiate checks delivered for payment on the sale of Time Certificates unless the prospective purchaser has previously received this Prospectus and a current post-effective amendment thereto, if any, setting forth changes to the initial interest rates for each series of Time Certificates set forth on the cover page hereof.

     In the event that the Company receives a properly executed Subscription Agreement and payment for the purchase of Time Certificates from any person who has previously received this Prospectus, but who has not received a current post-effective amendment thereto, the Company will not accept the Subscription Agreement nor accept any payment therefor until the lapse of five business days following the mailing of a confirmation of sale and current post-effective amendment to such prospective purchaser. During this five business day period, any prospective purchaser of Time Certificates may revoke his or her offer, orally or in writing, and the Company will promptly return any checks or funds previously delivered to it. Once the Company accepts an offer, however, orders to purchase Time Certificates and the issuance of such certificates will be deemed to have occurred as of the date of receipt by the Company of a Subscription Agreement and payment. The Company reserves the right to reject any offer to purchase in whole or in part.

     Prospective purchasers who have submitted Subscription Agreements and payment of the purchase price for Time Certificates may revoke their offer by writing the Company at 610 Park National Bank Building, 5353 Wayzata Boulevard, Minneapolis, Minnesota 55416. Attention: Investment Department, or by calling
(612) 546-7500. Investors seeking information as to the current interest rates for the Time Certificates may contact the Company at 1-800-247-1246 to receive a current quote as to such rates.

                        DESCRIPTION OF TIME CERTIFICATES

GENERAL

     The Time Certificates will be issued under an Indenture, dated as of April 26, 1989, as amended by that certain First Supplemental Indenture, dated as of March 16, 1992 and by that certain Second Supplemental Indenture, dated as of March 16, 1995 (as amended, the "Indenture"), between the Company and National City Bank of Minneapolis, as Trustee (the "Trustee"). The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, and a copy is available for inspection at the principal executive offices of the Trustee. The following discussion summarizes certain provisions of the Indenture and is subject to, and is qualified in its entirety by reference to all of the provisions of the Indenture, including the definitions therein of certain terms. Whenever particular provisions of or terms defined in the Indenture are referred to in this Prospectus, such provisions or defined terms are incorporated herein by reference. Section and article references appearing below are to the Indenture.
     The First Supplemental Indenture increased the principal amount of Time Certificates that may be issued under the Indenture from $40 million to $80 million. The Second Supplemental Indenture increased the principal amount of Time Certificates that may be issued under the Indenture from $80 million to $120 million. As of March 1, 1995, approximately $73.9 million principal amount of Time Certificates had been issued under the Indenture and approximately
$33.3 million principal amount of Time Certificates was outstanding under the Indenture. There is no limitation on the respective principal amount of any type of Time Certificates that may be outstanding at any time. The Extendible Time Certificates will mature four years after their date of issue, unless previously redeemed at the option of the Company or, as described below, at the option of the holder. The Fixed-Term Time Certificates will mature on the first day of the month immediately following the second, fifth and tenth anniversary of their respective dates of issue, unless previously redeemed at the option of the Company.
     The Time Certificates are unsecured obligations of the Company and rank on a parity with other outstanding subordinated debt of the Company, including previously issued debentures of the Company issued under its debenture programs, previously issued Time Certificates issued under the Indenture and, except as stated below, general creditors of the Company. See "Provisions Relating to All Time Certificates- Subordination." There is no sinking fund or similar provision for payment of the Time Certificates at maturity. Maturing Time Certificates will be paid from general funds of the Company or from the sale of new Time Certificates.
     The initial interest rates payable on any unsold Time Certificates will be subject to change by the Company from time to time based on market conditions and the Company's financial requirements, but no such change will affect the interest rate on any Time Certificate purchased prior to the effective date of such change. The interest rate applicable to each type of Time Certificate will be the rate set forth in this Prospectus or in a post-effective amendment to this Prospectus, if any, in effect as of the date of issuance of such Time Certificate. Interest payable on the Time Certificates will be calculated based on a 365 day year.
     The Time Certificates will be issued only in registered form, without coupons, in any amount of $1,000 or more. (Section 2.02(a)).

EXTENDIBLE TIME CERTIFICATES

     INTEREST. Interest on each Extendible Time Certificate will accrue from its date of issuance and will be payable semi-annually beginning on the day before the same calendar day of the sixth month following the date of issuance of such certificate. If, however, the date of issuance was the 29th, 30th or 31st day of any calendar month and the calendar month six months following the date of issuance does not include the actual calendar day of the date of issuance, then such interest shall be payable on the last calendar day of the sixth month following the date of issuance. Interest on each Extendible Time Certificate will be payable to the person in whose name the Extendible Time Certificate is registered at the close of business on the 15th day before interest is payable.

     INTEREST RATE ADJUSTMENT AND ROLL-OVER. The interest rate applicable to each Six Month Extendible Subordinated Time Certificate will be adjusted every six months. The first adjustment will occur on the same calendar day of the sixth month following the date of issuance of such certificate. If, however, the date of issuance was the 29th, 30th or 31st day of any calendar month and the calendar month six months following the date of issuance does not include the actual calendar day of the date of issuance, then the interest rate will be adjusted on the last calendar day of the sixth month following the date of issuance. Thereafter, the interest rate will continue to adjust every six months on the anniversary date of the date of issuance and on the anniversary date of the date of the first interest rate adjustment until maturity, unless earlier redeemed. The interest rate applicable to each Twelve Month Extendible Subordinated Time Certificate will be adjusted on each anniversary date of the date of issuance of the certificate.
     Each such date, whereupon the interest rate applicable to such Extendible Time Certificates is adjusted, is referred to as a "Roll-Over Date." From and after the Roll-Over Date, the new interest rate will be paid by the Company with respect to such Extendible Time Certificates until the next Roll-Over Date.
     The Company will give each registered holder of an Extendible Time Certificate written notice at least ten business days prior to a Roll-Over Date (such date is herein referred to as the "Notice Date") reminding the holder of such date and notifying the holder of the interest rate applicable to such Extendible Time Certificate as of the Notice Date. A holder of an Extendible Time Certificate may elect to hold such Extendible Time Certificate at the so announced interest rate until the next Roll-Over Date or present the Extendible Time Certificate to the Company within ten days after the Roll-Over Date for redemption at 100 percent of the certificate's principal amount or a portion thereof. However, if the interest rate applicable to such Extendible Time Certificate on the Roll-Over Date is different from the interest rate as of the Notice Date, the holder will be notified of the change in interest rate and be given ten business days from the date of such notice of the change in interest rates to present the Extendible Time Certificate to the Company for redemption. Failure by a holder to so present an Extendible Time Certificate for redemption will be deemed an election to hold such Extendible Time Certificate until the following Roll-Over Date. If a holder submits an Extendible Time Certificate for redemption, no interest will be paid during the period from the Roll-Over Date to the date of redemption. Registered holders of the Extendible Time Certificates will be determined at the close of business on the 15th day prior to the Roll-Over Date.

FIXED-TERM TIME CERTIFICATES

     INTEREST. Interest on each Fixed-Term Time Certificate will accrue from the date of issuance and will be payable, at the election of the initial purchaser, quarterly, at maturity, or if the Fixed-Term Time Certificate is in a denomination of $5,000 or more, monthly. If interest is paid at maturity only, it will be compounded quarterly.
     The election by the purchaser at the time of the purchase for payment of interest at maturity may be changed only once to provide for the payment either quarterly or monthly. Accrued and unpaid interest as of the effective date of the change will be added to the principal amount of the Fixed-Term Time Certificate and simple interest will be paid thereafter on the new principal amount. To change the payment option a holder of a Fixed-Term Time Certificate must: (a) furnish the Company with a written notice of such election;
(b) forward the actual certificate evidencing the Fixed-Term Time Certificate to the Company for notation of current value and change in interest payment; and
(c) provide such additional documentation and other materials as the Company deems necessary.

PROVISIONS RELATING TO ALL TIME CERTIFICATES

     SUBORDINATION. Payment of principal and interest on the Time Certificates is subordinated and subject to the prior payment in full of all Senior Indebtedness. Upon (i) the maturity of such Senior Indebtedness, including by lapse of time, acceleration or otherwise, (ii) the happening of an event of default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or (iii) any distribution of the assets of the Company upon the dissolution, winding up, liquidation or reorganization of the Company, the holders of such Senior Indebtedness will be entitled to receive payment in full before the holders of the Time
Certificates are entitled to receive any payment.  (Article 10).
     Under the Indenture, "Senior Indebtedness" means all Indebtedness (other than the Time Certificates and other subordinated debentures of the Company), whether outstanding on the date of execution of the Indenture or thereafter created, incurred, assumed, or guaranteed by the Company (and all renewals, extensions or refunding thereof), unless the instrument under which such Indebtedness is created, incurred, assumed or guaranteed expressly provides that such Indebtedness is not senior or superior in right of payment to the Time Certificates. "Indebtedness" means any indebtedness, contingent or otherwise, in respect of borrowed money, or evidenced by bonds, notes, debentures or similar instruments or letters of credit, or representing the balance deferred and unpaid of the purchase price of any property or interest therein, except any such balance that constitutes a trade payable.

     The Indenture does not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company or any subsidiary can create, incur, assume or guarantee. As a result of these subordination provisions, holders of the Time Certificates may recover less ratably than holders of Senior Indebtedness of the Company, in the event of insolvency. As of March 31, 1995, the outstanding Senior Indebtedness of the Company was $2.7 million.


     Also, as of March 31, 1995, there was $41.5 million principal amount of subordinated debentures and Time Certificates of the Company outstanding. The Time Certificates currently outstanding and those to be sold pursuant to this offering rank in parity with each other and with the outstanding subordinated debentures.

     INTEREST ACCRUAL DATE. Interest on the Time Certificates accrues from the date of issuance, which is deemed to be the date the Company receives a properly executed Subscription Agreement and appropriate funds, provided such are received prior to 3:00 p.m. on a business day. Otherwise, if the Company receives such funds on a non-business day or after 3:00 p.m. on a business day, then the date of issuance will be deemed to be the next business day. For this purpose, the Company's business days will be deemed to be Monday through Friday, except for Minnesota legal holidays. (Sections 1.01 and 2.02).
     TAXES. The following discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable regulations thereunder, judicial authority and current administrative rulings, all of which may be retroactively subject to change. Each prospective purchaser of Time Certificates is advised to consult his or her own tax advisor. Interest on the Time Certificates is taxable as it accrues, including interest on Fixed-Term Time Certificates which is payable only at maturity. As a consequence, a holder of a Fixed-Term Time Certificate who elects payment of interest at maturity is required to recognize the interest income on such Time Certificate as it accrues although payment of such interest is deferred until maturity. Under the Code, the Company is required to report the interest earned on Time Certificates with respect to each holder to the Internal Revenue Service. No portion of interest will be withheld for holders providing the Company with a taxpayer identification number on Forms W-8 or W-9, except on accounts held by foreign business entities. With respect to those investors who do not provide the Company with a taxpayer identification number on Forms W-8 or W-9, the Company will withhold 31% of any interest paid. It is the Company's policy that no sale will be made to anyone refusing to provide a taxpayer identification number on Forms W-8 or W-9.
     ADDITIONAL INTEREST. In addition to the interest rates payable as set forth above, the Company may make such additional payments of interest, premiums or other benefits ("Additional Interest") on such of the Time Certificates, in such amounts, in such form, on such terms and at such times as shall be determined from time to time by the Company. Such Additional Interest payments may be modified or discontinued at any time. For example, such Additional Interest payments may be limited to new investors, or to current investors increasing or renewing their investments in the Company's Time Certificates. Also, such Additional Interest payments may be limited to current or new investors residing in a particular geographic area. (Section 2.02).
     REDEMPTION AT THE OPTION OF THE COMPANY. The Company may, at its option, redeem any or all of the Time Certificates on at least 30 days notice to each holder of Time Certificates to be redeemed at his or her registered address at a price of 100 percent of the principal amount of the Time Certificates, plus accrued interest on a daily basis to the redemption date. The Company may select for redemption of the Time Certificates a single class, interest rate or maturity. In the event of redemption of less than all of a series or class of Time Certificates selected for redemption by the Company, the Time Certificates will be chosen for redemption by the Trustee as provided in the Indenture, generally pro rata or by lot. On and after the redemption date, interest ceases to accrue on Time Certificates or portions of them called for redemption. (Article 3).

     REDEMPTION BY THE HOLDER UPON DEATH OR DISABILITY; OFFERS BY THE COMPANY
TO REPURCHASE TIME CERTIFICATES. A maximum principal amount of $25,000 in one or more Time Certificates may be redeemed at the election of the original owner (if such person is still the holder) following such person's total permanent disability or by such person's estate, following the holder's death, as established to the satisfaction of the Company. The redemption price, in the event of such a death or disability, will be the principal amount of the Time Certificate, plus interest accrued and not previously paid, to the date of redemption. If two or more persons are joint record owners of a Time Certificate, the election to redeem will not apply until all record owners are either deceased or disabled, except that, if the joint owners are husband and wife, the election may be made after the death or total permanent disability of either spouse. Except as described above, Time Certificate holders have no right to require redemption of amounts under the Time Certificate. Any offer to repurchase Time Certificates made by the Company at the holders' option will be made in compliance with any applicable tender offer rules under the Exchange Act, including Rule 14e-1 thereunder. (Article 3).

     MODIFICATION OF INDENTURE. The Indenture may be modified by the Company and the Trustee at any time or times with the consent of the holders of not less than a majority in principal amount of the Time Certificates then outstanding, but no modification of the Indenture may be made which will affect the terms of payment of, the principal of, or any interest on any Time Certificate, without the consent of the holder thereof, or reduce the percentage of Time Certificate holders whose consent to modification is required. Without action by the Time Certificate holders, the Company and the Trustee may enter into supplemental indentures adding covenants or agreements of the Company for the protection of the Time Certificate holders, clarifying any ambiguity or correcting any defect in the Indenture, consistent with its terms, or making any change to the Indenture that does not adversely affect the legal rights of the Time Certificate holders. (Article 9). The Company and the Trustee have entered into that certain First Supplemental Indenture dated as of March 16, 1992, which amended the Indenture dated as of April 26, 1989, to increase the principal amount of Time Certificates that may be issued thereunder from $40,000,000 to $80,000,000. In addition, the Company and the Trustee have entered into that certain Second Supplemental Indenture, dated as of March 16, 1995, which amended the Indenture dated as of April 26, 1989, to increase the principal amount of the Time Certificates that may be issued thereunder from $80,000,000 to $120,000,000.
     PLACE, METHOD AND TIME OF PAYMENT. Principal and interest on the Time Certificates will be payable at the principal executive office of the Company, as it may be established from time to time, or at such other place as the Company may designate for that purpose; provided, however, that payments may be made at the option of the Company by check or draft mailed to the person entitled thereto at his or her address appearing in the register which the Company maintains for that purpose. Any payment of principal or interest which shall be due on a non-business day will be payable by the Company on the next business day immediately following such non-business day. (Sections
2.03 and 11.07).

     EVENTS OF DEFAULT. An "Event of Default" is defined in the Indenture as being a default in payment of principal on the Time Certificates which has not been cured; a default for 30 days in payment of any installment of interest on the Time Certificates; acceleration of maturity of any Senior Indebtedness in an amount exceeding $500,000 under the terms of the instrument under which such Senior Indebtedness is or may be outstanding, if such acceleration is not annulled within 30 days after written notice; or certain events of bankruptcy, insolvency or reorganization or default in the performance or breach of any covenant or warranty of the Company in the Indenture and continuance of such default in performance or breach for a period of 60 days after notice of such default has been received by the Company from the Trustee or from the holders of 25% in principal amount of the outstanding Time Certificates. The Company is required to file annually with the Trustee an Officer's Certificate as to the absence of certain defaults under the terms of the Indenture. The Indenture provides that the holders of 51% in aggregate principal amount of the Time Certificates at the time outstanding may, on behalf of all holders, waive any past default or Event of Default except in payment of principal or interest on the Time Certificates. (Article 6).

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Time Certificate holders, unless such Time Certificate holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in principal amount of the Time Certificates at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any power conferred on the Trustee. The Indenture contains certain limitations on the right of an individual Time Certificate holder to institute legal proceedings in the event of the Company's default. (Section 6.06).

     MERGER OR REORGANIZATION OF THE COMPANY. The Indenture prohibits the Company from consolidating or merging with or into, or transferring or leasing all or substantially all its assets to, a third party, unless the third party agrees to assume all obligations of the Company under the Indenture. The Company would also remain obligated to pay the principal and interest on the Time Certificates in the event of such a transaction. The Indenture does not prohibit or require consent of the holders of Time Certificates for a highly leveraged transaction, consolidation or merger which complies with the foregoing restrictions even though such transaction, consolidation or merger could adversely affect the holders of Time Certificates. (Section 5.01).

     SATISFACTION AND DISCHARGE OF INDENTURE. The Indenture may be discharged upon the payment of all Time Certificates outstanding thereunder or upon deposit in trust of funds sufficient therefor, plus compliance with certain formal procedures. (Article 8).
     REPORTS. The Company publishes annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year. Copies of such reports will be sent to any Time Certificate holder upon written request.
     SERVICE CHARGES. The Company reserves the right to assess service charges for issuing Certificates to replace lost or stolen Time Certificates, changing the registration of a Certificate when such change is occasioned by a change in name of the holder, issuing a replacement interest payment check, or a transferring (whether by operation of law or otherwise) of the Time Certificate by the holder to another holder. (Sections 2.05, 2.07 and 2.08).
     TRANSFER AND EXCHANGE. A holder may transfer or exchange Time Certificates in accordance with the Indenture. The Company, as the registrar under the Indenture, may require a holder, among other things to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Fixed-Term Time Certificates selected for redemption. Also, the Company is not required to transfer or exchange any Time Certificate for a period of fifteen business days before the maturity of such Time Certificates. (Section 2.07).
     CONCERNING THE TRUSTEE. The Trustee acts as the trustee under that certain Indenture, dated as of December 1, 1986, pursuant to which the Company's Subordinated Debentures, Series 87/88 were previously issued. The Time Certificates rank in parity with outstanding Subordinated Debentures, Series 87/88, of the Company. Also, the Indenture contains certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property with respect to any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined) and if any of the Indenture securities are in default it must eliminate such conflict or resign.
     The holders of a majority in principal amount of the then outstanding Time Certificates issued under the Indenture will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. The Indenture provides that in case an Event of Default shall occur, and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of the Time Certificates issued thereunder, unless they shall have offered to the Trustee security and indemnity satisfactory to it.

                                     EXPERTS

     The consolidated financial statements of North Star Universal, Inc. and Subsidiaries have been audited by Grant Thornton LLP, independent certified public accountants, to the extent and for the periods indicated in their report appearing in the copy of the Company's 1994 Annual Report to Shareholders, which accompanies this Prospectus.
     Such financial statements are included in the copy of the Company's 1994 Annual Report to Shareholders, which accompanies this Prospectus, and incorporated by reference herein in reliance upon such report of such firm given upon their authority as an expert in accounting and auditing.


                                  LEGAL MATTERS

     Certain legal matters in connection with the issuance of the Time Certificates will be passed upon for the Company by the law firm of Dorsey & Whitney P.L.L.P., Minneapolis, Minnesota.

                          INDEX TO FINANCIAL STATEMENTS

North Star Universal, Inc. and Subsidiaries
Unaudited Consolidated Financial Statements for the Three Month Periods Ended March 31, 1995 and 1994
     Condensed Consolidated Balance Sheets . . . . . . . . . . . .27
     Condensed Consolidated Statements of Operations . . . . . . .28
     Condensed Consolidated Statements of Cash Flows . . . . . . .29
     Notes to Condensed Consolidated Financial Statements. . . . .30

                   North Star Universal, Inc. and Subsidiaries
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                            (Unaudited, in thousands)



                                                     March 31,  December 31,
                                                       1995         1994
                                                    -----------------------
ASSETS

Current Assets
  Cash and cash equivalents                         $  3,462       $  5,102
  Accounts receivable, net                             8,435          8,980
  Inventories                                          7,478          7,994
  Prepaid expenses and other current assets            1,560          1,293
                                                    -----------------------
    Total current assets                              20,935         23,369

Property and equipment, net                            3,534          3,747
Investment in unconsolidated subsidiaries             77,388         75,663
Goodwill, net                                          6,772          6,816
Other assets                                           1,446          1,498
                                                    -----------------------
                                                    $110,075       $111,093
                                                    -----------------------
                                                    -----------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Notes payable to bank                             $    150       $    600
  Current portion of long-term debt                   13,313         12,518
  Accounts payable and accrued expenses                9,785          9,678
  Income taxes payable                                   331            333
                                                    -----------------------
    Total current liabilities                         23,579         23,129

Long-term debt, net of current maturities             30,754         32,543
Deferred income taxes                                 21,512         21,225

Shareholders' Equity
  Common stock, $.25 par value
    100,000,000 shares authorized,
    9,438,000 issued and outstanding                   2,360          2,360
  Additional paid-in-capital                          31,062         31,015
  Retained earnings                                      886            949
  Foreign currency translation adjustment                (78)          (128)
                                                    -----------------------
    Total shareholders' equity                        34,230         34,196
                                                    -----------------------
                                                    $110,075       $111,093
                                                    -----------------------
                                                    -----------------------


     See accompanying notes to condensed consolidated financial statements.

                   North Star Universal, Inc. and Subsidiaries
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
               (Unaudited, in thousands, except per share amounts)



                                                      Three Months Ended
                                                           March 31,
                                                  -------------------------
                                                      1995          1994
                                                  -------------------------
Revenues                                          $   17,656     $   23,989
Operating and product costs                           12,881         18,514
                                                  -------------------------
  Gross profit                                         4,775          5,475

Selling, general, and administrative expenses          5,515          5,710
                                                  -------------------------
  Operating loss                                        (740)          (235)

Interest expense, net                                 (1,060)        (1,036)
                                                  -------------------------

Loss before income taxes and equity in
  earnings of unconsolidated subsidiaries             (1,800)        (1,271)

Income tax benefit                                      (530)          (390)
                                                  -------------------------

Loss before equity in earnings
  of unconsolidated subsidiaries                      (1,270)          (881)

Equity in earnings of unconsolidated
  subsidiaries                                         1,207          1,027
                                                  -------------------------

Net income (loss)                                 $      (63)    $      146
                                                  -------------------------
                                                  -------------------------

Income (loss) per share                           $    (0.01)    $     0.01
                                                  -------------------------
                                                  -------------------------

Weighted average shares outstanding                9,438,000      9,834,900
                                                  -------------------------
                                                  -------------------------


     See accompanying notes to condensed consolidated financial statements.

                   North Star Universal, Inc. and Subsidiaries
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                    Three Months Ended March 31, (Unaudited)
                                 (In thousands)


                                                        1995           1994
                                                    -----------------------

Net cash used in operating activities                $  (328)       $  (610)

Cash flows for investing activities
  Capital expenditures                                  (119)          (205)
  Other                                                 (117)           235
                                                    -----------------------

Net cash used in investing activities                   (236)            30
                                                    -----------------------
Cash flow from financing activities
  Proceeds from long-term debt                        12,335         12,591
  Payments on long-term debt                         (13,329)       (12,446)
  Proceeds from notes payable                            675          1,150
  Payments on notes payable                           (1,125)          (850)
  Cash dividends received from Michael Foods             368            368
                                                    -----------------------

Net cash provided by financing activities             (1,076)           813
                                                    -----------------------

Net increase (decrease) in cash and
  cash equivalents                                    (1,640)           233
Cash and cash equivalents at beginning of period       5,102          6,981
                                                    -----------------------

Cash and cash equivalents at end of period          $  3,462       $  7,214
                                                    -----------------------
                                                    -----------------------


     See accompanying notes to condensed consolidated financial statements.

                   North Star Universal, Inc. and Subsidiaries
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



1.   BASIS OF PRESENTATION --

     The accompanying unaudited condensed consolidated financial statements have been prepared by North Star Universal, Inc. ("North Star" or the "Company"), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. The information furnished in the condensed consolidated financial statements includes normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of such financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and the notes thereto included in the Company's 1994
Annual Report to Shareholders which accompanies this Prospectus.


     Revenues and operating profits for the three months ended March 31 may not necessarily be indicative of the results to be expected for the full year.


2.   SUBSEQUENT  EVENT

     On May 5, 1995, the Company completed the sale of its shares in Dalworth Holdings, Inc. and subsidiaries, including C.E. Services Inc., (collectively "C.E. Services") to Amdahl Corporation for $2.5 million cash. The loss on disposition is estimated to be approximately $3.8 million, net of an income tax benefit of approximately $1.5 million. This disposition will be reflected as discontinued operations, net of applicable income tax effects, in the consolidated financial statements for the quarter ended June 30, 1995 as follows (in thousands):


     Discontinued Operations -
          Loss from operations, net of income tax benefit of $160     $   245
          Loss on disposition, net of income tax benefit of $1,330      2,091
                                                                      -------
                                                                      $ 2,336
                                                                      -------
                                                                      -------



The following is summarized operating results of C.E. Services for the three months ended March 31, (in thousands):


                                          1995              1994
                                        --------------------------
          Revenues                      $5,099            $14,043
          Gross profit                     999              2,424
          Operating income (loss)       (1,011)                66


The Company has amended its revolving credit facility to give effect to the sale of C.E. Services. Unaudited condensed pro forma financial statements reflecting this sale is included elsewhere in this Prospectus.

3.   INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES --

     The Company's unconsolidated subsidiaries consist of its investments in Michael Foods, Inc. ("Michael Foods") and CorVel Corporation ("CorVel"). CorVel has a fiscal year ended March 31. The following is summarized balance sheet and income statement information of the Company's unconsolidated subsidiaries as of, and for the three month period ended, March 31, 1995 (in thousands):



                                      Michael Foods         CorVel
                                      ----------------------------
          Current assets              $  93,185         $   29,861
          Noncurrent assets             243,544             12,895
          Current liabilities            59,859              6,790
          Noncurrent liabilities        107,775                212
          Revenues                      126,692             26,090
          Gross profit                   19,943              4,668
          Net income                      3,692              1,632



4.   INVENTORIES --

     Inventories are stated at the lower of average cost (first-in, first-out) or market. Inventories consist of the following (in thousands):


                                         March 31,     December 31,
                                           1995           1994
                                        --------------------------
Work in process and finished goods      $  6,034          $  4,775
Purchased parts and supplies               1,444             3,219
                                        --------------------------
                                        $  7,478          $  7,994
                                        --------------------------
                                        --------------------------


5.   EARNINGS PER SHARE --

     Earnings per share are based on the average number of shares outstanding during the period after giving effect to the assumed exercise of outstanding stock options, except where the effects are antidilutive.


6.   INCOME TAXES --

     Deferred income taxes arise from temporary differences between financial and tax reporting. To the extent the Company's financial reporting basis in its investment in unconsolidated subsidiaries exceeds its tax basis, and is not expected to be realized in a tax-free manner, the Company records a deferred tax liability. At March 31, 1995, the deferred tax liability includes a cumulative tax effect of approximately $21.6 million and $5.1 million for the differences in the financial reporting and tax basis of the Company's investments in Michael Foods and CorVel, respectively.


7.   RECLASSIFICATIONS --

     Certain 1994 amounts have been reclassified to conform with the financial statement presentation used in 1995. Such reclassifications had no impact on previously reported retained earnings or net income.

                  TABLE OF CONTENTS                           $40,000,000


Available Information  . . . . . . . . . . . .   2        SIX AND TWELVE MONTH
Incorporation of Certain Information                     SUBORDINATED EXTENDIBLE
  by Reference . . . . . . . . . . . . . . . .   2          TIME CERTIFICATES
Prospectus Summary . . . . . . . . . . . . . .   3
Special Factors. . . . . . . . . . . . . . . .   6          TWO, FIVE AND TEN
Recent Developments. . . . . . . . . . . . . .   9          YEAR SUBORDINATED
Unaudited Selected Financial                                 FIXED-TERM TIME
  Data for the Three Month                                     CERTIFICATES
  Periods Ended March 31,
  1995 and 1994. . . . . . . . . . . . . . . .   9
Management's Discussion and Analysis
  of Financial Condition and
  Results of Operations with
  respect to the Three Month
  Period Ended March 31, 1995. . . . . . . . .  10
Unaudited Pro Forma Condensed
  Consolidated Financial
  Information. . . . . . . . . . . . . . . . .  13
Use of Proceeds. . . . . . . . . . . . . . . .  19
Plan of Distribution . . . . . . . . . . . . .  19
Description of Time Certificates . . . . . . .  20
Experts. . . . . . . . . . . . . . . . . . . .  25
Legal Matters. . . . . . . . . . . . . . . . .  25
Index to Financial Statements. . . . . . . . .  26



No person has been authorized in connection with         _______________________
the offering to give any information or to make
any representations not contained in this                      PROSPECTUS
prospectus, and if given or made, such information
or representations must not be relied upon as            _______________________
having been authorized by the Company. This
Prospectus does not constitute an offer or
solicitation by anyone in any state in which such
offer or solicitation is not authorized, or in           NORTH STAR
which the person making such offer or solicitation       UNIVERSAL, INC.
is not qualified to do so, or to any person to           610 Park National Bank
whom it is unlawful to make such offer or                Building
solicitation. Neither the delivery of this               5353 Wayzata Boulevard
Prospectus nor any sales made hereunder shall,           Minneapolis, MN  55416
under any circumstances, create any implication
that there has been no change in the affairs of          The date of this
the Company since the date of this Prospectus.           Prospectus is
                                                         May 15, 1995

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          With the exception of the SEC registration fee, the following expenses to be paid by the Registrant in connection with the distribution of the Time Certificates being registered have been estimated.



               SEC registration fee  . . . . . . . .  $ 13,792
               Printing. . . . . . . . . . . . . . .    50,000
               Legal fees and expenses . . . . . . .    65,000
               Accounting fees . . . . . . . . . . .    50,000
               Trustee's fee . . . . . . . . . . . .    10,000
               Miscellaneous . . . . . . . . . . . .    11,208
                                                       -------
                 Total . . . . . . . . . . . . . . .  $200,000
                                                       -------
                                                       -------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          Section 302A.521 of the Minnesota Statutes provides in substance that, unless prohibited by its articles of incorporation, a corporation must indemnify an officer or director who is made or threatened to be made a party to a proceeding because of his or her capacity as an officer or director, against judgments, penalties and fines and reasonable expenses, including attorneys' fees and disbursements incurred by such person in connection with the proceeding, if certain criteria are met. These criteria, all of which must be met by the person seeking indemnification are (a) that no other organization has paid the expenses for which indemnification is requested; (b) that such person must have conducted himself or herself in good faith; (c) that no improper personal benefits were obtained by such person and such person did not engage in self-dealing as defined in the Minnesota Business Corporation Act; (d) that if the action is a criminal prosecution, there must have been no reasonable cause for such person to have believed that the conduct was unlawful; and (e) that such person must have acted in a manner reasonably believed to have been in the best interests of the corporation. Provision is made in the statute for determinations as to eligibility for indemnification. The determination is made by the members of the corporation's board of directors who are at the time not a party to the proceedings under consideration, by special legal counsel selected by the board of directors, by the shareholders who are not parties to the proceedings or by a court in the State of Minnesota. Article IX of the Amended and Restated Bylaws of the Company provides that the Company shall indemnify such persons, for such liabilities, in such manner, under such circumstances and to such extent as permitted by Section 302A.521, as now enacted or hereafter amended.

ITEM 16.  EXHIBITS.


4.1 Form of Indenture, dated as of April 26, 1989, between the Company and National City Bank of Minneapolis, as trustee (filed as Exhibit 4.1 to Registration No. 33-26176 and incorporated herein by reference).

4.2 Form of First Supplemental Indenture, dated as of March 16, 1992, amending the Indenture described in Exhibit 4.1 above (filed as Exhibit 4.2 to Registration No. 33-40629 and incorporated herein by reference).

*4.3 Form of Second Supplemental Indenture, dated as of March 16, 1995, amending the Indenture described in Exhibit 4.1 above.

*4.4 Proposed form of Six and Twelve Month Subordinated Extendible Time Certificates (included as part of Exhibit 4.3 above).

*4.5 Proposed form of Two, Five and Ten Year Subordinated Fixed-Term Time Certificates (included as part of Exhibit 4.3 above).

4.6 Form of Subscription Agreement for use in connection with offers to purchase the Time Certificates by prospective purchasers (filed as Exhibit 4.4 to Registration No. 33-26176 and incorporated herein by reference).

*5.1 Opinion and consent of counsel to the Registrant with respect to the legality of the Time Certificates.

10.1 Severance Agreement, dated December 31, 1990, between the Company and Miles E. Efron (filed as Exhibit 10.1(a) to Registration No. 33-26176 and incorporated herein by reference).

10.2 North Star Universal, Inc. Incentive Stock Option Plan, including the form of Stock Option Agreement related thereto (filed as Exhibit 10.19 to Registration No. 33-10558 and incorporated herein by reference).

10.3 North Star Universal, Inc. Non-Qualified Stock Option Plan, including the form of Stock Option Agreement related thereto (filed as Exhibit
          10.19 to Registration No. 33-10558 and incorporated herein by reference).

10.4 Letter Agreement, dated March 25, 1987, between North Star Universal, Inc. and Michael Foods, Inc., pursuant to which the Company agreed not to acquire any additional food related businesses as long as it owns 25% of the capital stock of Michael Foods, Inc. (filed as Exhibit
          10.34 to Registration No. 33-10558 and incorporated herein by reference).

10.5 Indenture, dated as of December 1, 1986, between the Company and National City Bank of Minneapolis, as Trustee, relating to $25,000,000 principal amount of Subordinated Debentures Series 87/88 (filed as
          Exhibit 4.1 to Registration No. 33-10558 and incorporated herein by reference).

10.6 Indenture, dated as of September 1985, between the Company and American National Bank and Trust Company, as Trustee, relating to $14,000,000 principal amount of Subordinated Debentures, Series 1985 (filed as Exhibit 4 to Registration No. 2-99100 and incorporated herein by reference).

10.7 Restated and Amended Credit Loan Agreement, dated May 17, 1990, between the Company and First Bank National Association ("First Bank") (filed as Exhibit 19.1 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 1990, and incorporated herein by reference).

10.8 Amendment to Restated and Amended Revolving Credit Loan Agreement, dated January 11, 1991, between the Company and First Bank, amending the Restated and Amended Revolving Credit Loan Agreement described in
          Exhibit 10.9 above (filed as Exhibit 10.11(d) to Registration Statement No. 33-26176 and incorporated herein by reference).

10.9 Letter Agreement, dated February 28, 1991, amending the terms of the Amendment to Restated and Amended Revolving Credit Loan Agreement described in 10.10 above (filed as Exhibit 10.11(e) to Registration No. 33-26176 and incorporated herein by reference).

10.10 Second Amendment to Restated and Amended Revolving Credit Loan Agreement, dated January 2, 1992, between the Company and First Bank, amending the Restated and Amended Revolving Credit Loan Agreement described in Exhibit 10.9 above, including a promissory note executed in connection therewith (filed as Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ending December 31, 1991 and incorporated herein by reference).

10.11 Third Amendment to Restated and Amended Revolving Credit Loan Agreement, dated November 18, 1992, between the Company and First Bank, amending the terms of the Restated and Amended Revolving Credit Loan Agreement described in 10.9 above (filed as Exhibit 10.12(a) to Registration Statement No. 33-40629 and incorporated herein by reference).

*10.12 Fourth Amendment to Restated and Amended Revolving Credit Loan Amendment, dated January 3, 1994, between the Company and First Bank National Association, amending the terms of the Restated and Amended Revolving Credit Loan Agreement described in 10.6 above.

*10.13 Waiver and Fifth Amendment to Restated and Amended Revolving Credit Loan Amendment, dated March 16, 1994, between the Company and First Bank National Association, amending the terms of the Restated and Amended Revolving Credit Loan Agreement described in 10.6 above.

*10.14 Sixth Amendment to Restated and Amended Revolving Credit Loan Amendment, dated January 31, 1995, between the Company and First Bank National Association, amending the terms of the Restated and Amended Revolving Credit Loan Agreement described in 10.6 above.

10.15 Loan Agreement, dated as of May 1, 1989, between the City of Welcome, Minnesota and Eagle Engineering and Manufacturing Company, Inc., a subsidiary of the Company ("Eagle Engineering") relating to $1,470,000 Industrial Development Revenue Bonds, Series 1989 (Eagle Engineering and Manufacturing Company, Inc. Project, (filed as Exhibit 10.15 to Registration No. 33-26176 and incorporated herein by reference).

10.16 Mortgage and Security Agreement, dated as of May 1, 1989, securing the obligations of Eagle Engineering under the Loan Agreement described in
          Exhibit 10.20 above, pursuant to which Eagle Engineering granted a mortgage to American National Bank and Trust Company, St. Paul, Minnesota, as trustee under that certain Indenture, dated as of May 1, 1989, relating to its facility in Welcome, Minnesota (filed as Exhibit
          10.16 to Registration No. 33-26176 and incorporated herein by reference).

10.17 Guaranty Agreement, dated as of May 1, 1989, executed by the Company as guarantor, pursuant to which the Company guaranties the obligations of Eagle Engineering under the Loan Agreement described in Exhibit
          10.20 above (filed as Exhibit 10.17 to Registration No. 33-26176 and incorporated herein by reference).

10.18 North Star Universal, Inc. 1988 Nonqualified Stock Option Plan, as amended April 26, 1989 and May 15, 1989, including form of Stock Option Agreement related thereto (filed as Exhibit 10.18 to Registration No. 33-26176 and incorporated herein by reference).

10.19 Employment Agreement, dated April 1, 1993, between the Company, Transition Engineering, Inc. and Peter E. Flynn (filed as Exhibit 10. 22 to the Company's Annual Report on Form 10-K for the year ending December 31, 1993 and incorporated herein by reference).

10.20 Lease, dated July 12, 1990, between C.E. Services Inc. and Kingsland Properties Ltd., relating to the leased facility in Batavia, Illinois (filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ending December 31, 1991 and incorporated herein by reference).

10.21 Commercial Lease Agreement, dated January 31, 1990, between C.E. Services, Inc. and Post and Paddock Associates, relating to the leased facility in Grand Prairie, Texas (filed as Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ending December 31, 1991 and incorporated herein by reference).

10.22 Registration Rights Agreement, dated May 16, 1991, between the Company and FORTIS Corporation (filed as Exhibit 10.17 to Registration No. 33-40629 and incorporated herein by reference).

10.23     Form of North Star Indemnification Agreement, dated May      , 1991,
          between the Company and FORTIS Corporation (filed as Exhibit 10.20 to Registration No. 33-40629 and incorporated herein by reference).

10.24 Promissory Note, dated June 1, 1991, executed in favor of the Company by James H. Michael (filed as Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ending December 31, 1991 and incorporated herein by reference).

10.25 Purchase and Sale Agreement by and among Leslie C. Malmquist, Universal Press and Label, Inc. and the Company, dated December 22, 1992, relating to the sale of Universal Press and Label, Inc.

10.26 Amended and Restated Loan and Security Agreement dated June 1, 1993 among Americable, Transition Engineering, Inc., Cable Distribution Systems, Inc. and First Bank (filed as Exhibit 10.31 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 1993, and incorporated herein by reference.)

10.27 Subordination Agreement executed by the Company and Americable for the benefit of First Bank in connection with the loans described in
          Exhibit 10.26 above (filed as Exhibit 10.25(b) to Registration No. 33-26176 and incorporated herein by reference).

*10.28 First Amendment to Amended and Restated Loan and Security Agreement, dated November 29, 1993, among Americable, Inc., Transition Engineering, Inc., Cable Distributions Systems, Inc. and First Bank National Association, amending the terms of the Amended and Restated Loan and Security Agreement described in 10.26 above.

*10.29 Waiver and Second Amendment to Amended and Restated Loan and Security Agreement, dated as of March 3, 1995, among Americable, Inc., Transition Engineering, Inc., Cable Distributions Systems, Inc. and First Bank National Association, amending the terms of the Amended and Restated Loan and Security Agreement described in 10.26 above.

*10.30 Supplement A to Amended and Restated Loan and Security Agreement, dated June 1, 1993, among Americable, Inc., Transition Engineering, Inc., Cable Distributions Systems, Inc. and First Bank National Association, supplementing the terms of the Amended and Restated Loan and Security Agreement described in 10.26 above.

*10.31 Amended, Restated and Consolidated Credit Agreement, dated as of August 1, 1994, by and between C.E. Services, Inc. and Texas Commerce Bank National Association.

*10.32 First Amendment to Amended, Restated and Consolidated Credit Agreement, dated as of December 27, 1994, by and between C.E. Services, Inc. and Texas Commerce Bank National Association, amending the Amended and Restated Consolidated Credit Agreement described in
          10.31 above.

*10.33 Continuing Guaranty by North Star Universal, Inc., dated December 1994, to Texas Commerce Bank National Association, for indebtedness of C.E. Services, Inc., relating to the Amended and Restated Consolidated Credit Agreement described in 10.31 above.


*10.34 Letter Agreement, dated March 29, 1995, between the Company and Peter E. Flynn, amending the Employment Agreement described in
          Exhibit 10.19 above.



*10.35 Stock Purchase Agreement, dated May 5, 1995, by and between Amdahl Corporation and the Company, relating to the sale of C.E. Services.



*10.36 Waiver and Seventh Amendment to Restated and Amended Revolving Credit Loan Agreement, dated May 3, 1995, between the Company and
          First Bank National Association, amending the terms of the Restated and Amended Revolving Credit Loan Agreement described in 10.6 above.


12.1 Computation of Ratio of Earnings to Fixed Charges for North Star Universal, Inc. for the year ended December 31, 1991 (filed as Exhibit
          12.1 to the Company's Annual Report on Form 10-K for the year ending December 31, 1991 and incorporated herein by reference).

12.2 Computation of Ratio of Earnings to Fixed Charges for North Star Universal, Inc. for the years ended December 31, 1988, 1989 and 1990 (filed as Exhibit 12.1 to the Company's Annual Report on Form 10-K for the year ending December 31, 1990 and incorporated herein by reference).

12.3 Computation of Ratio of Earnings to Fixed Charges for North Star Universal, Inc. for the year ended December 31, 1992 (filed as Exhibit
          12.3 to the Company's Annual Report on Form 10-K for the year ending December 31, 1992 and incorporated herein by reference).

12.4 Computation of Ratio of Earnings to Fixed Charges for North Star Universal, Inc. for the year ended December 31, 1993 (filed as Exhibit
          12.4 to the Company's Annual Report on Form 10-K for the year ending December 31, 1993 and incorporated herein by reference).

*12.5 Computation of Ratio of Earnings to Fixed Charges for North Star Universal, Inc. for the year ended December 31, 1994.


*12.6 Computation of Ratio of Earnings to Fixed Charges for North Star Universal, Inc. for the fiscal quarter ended March 31, 1995.


*13.4     1994 Annual Report to Shareholders of North Star Universal, Inc.

**23.1    Consent of Independent Certified Public Accountants - Grant Thornton
          LLP.

**23.2    Consent of Independent Auditors - Ernst & Young
          LLP

*24.1 Power of Attorney (included on the signature page of this Registration Statement previously filed).

*25.1 Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of National City Bank of Minneapolis.


*27.1    Financial Data Schedules


___________
*         Previously filed.
**        Filed with this Amendment No. 3 to the Registration Statement.

ITEM 17.  UNDERTAKINGS.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


          The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES



               Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, this 17th day of May, 1995.



                                          NORTH STAR UNIVERSAL, INC.

                                          By   /s/Jeffrey J. Michael
                                             -----------------------------------
                                             Jeffrey J. Michael, President and
                                             Chief Executive Officer


               Pursuant to the requirements of the Securities Exchange Act of 1933, this Amendment No. 2 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


      Signature                        Title                         Date
      ---------                        -----                         ----


MILES E. EFRON*              Chairman of the Board                May 17, 1995
- -------------------------
Miles E. Efron



JAMES H. MICHAEL*            Director                             May 17, 1995
- -------------------------
James H. Michael



/s/Jeffrey J. Michael        President, Chief Executive           May 17, 1995
- -------------------------    Officer and Director
Jeffrey J. Michael           (principal executive officer)



/s/Peter E. Flynn            Executive Vice President,            May 17, 1995
- -------------------------    Chief Financial Officer
Peter E. Flynn               (principal financial and
                             accounting officer), Secretary
                             and Director


                             Director
- -------------------------
Fred E. Stout


RICHARD J. BRAUN*            Director                             May 17, 1995
- -------------------------
Richard J. Braun


*By  /s/ Jeffrey J. Michael
    ------------------------
    Jeffrey J. Michael, pro se
      and attorney-in-fact

                                  EXHIBIT INDEX

Exhibit                                                                  Page
Number                                                                   Number
- -------                                                                  ------




23.1      Consent of Independent Certified Public Accountants-
          Grant Thornton LLP

23.2      Consent of Independent Auditors-
          Ernst & Young LLP